INVESTMENT MANAGERS SERIES TRUST

235 W. Galena Street

Milwaukee, Wisconsin 53212

VIA EDGAR

November 25, 2019

Securities and Exchange Commission

100 F Street, NE
Washington, DC 20549

Attention: Division of Investment Management

Re:	Investment Managers Series Trust (the “Trust” or “Registrant”) (File No. 333-122901) on behalf of the Vaughan Nelson Emerging Markets Opportunities Fund and Vaughan Nelson International Small Cap Fund (the “Funds”)

Ladies and Gentlemen:

This letter summarizes the comments provided to me by Mr. Jonathan Grzeskiewicz of the staff of the Securities and Exchange Commission (the “Commission”) by telephone on November 18, 2019, regarding Post-Effective Amendment No. 1038 to the Registrant’s Form N-1A Registration Statement with respect to the Vaughan Nelson Emerging Markets Opportunities Fund and Vaughan Nelson International Small Cap Fund (each, a “Fund” and together, the “Funds”). Responses to all of the comments are included below and, as appropriate, are reflected in Post-Effective Amendment No. 1062 to the Funds’ Form N-1A registration statement (the “Amendment”) that will be filed separately.

PROSPECTUS

SUMMARY SECTION

Fees and Expenses Table – Both Funds

1.	Please provide the completed fee table and expense example for each Fund in correspondence to the Commission one week in advance of filing the Amendment.

Response: Each Fund’s completed fee table and expense example, which will be included in the Amendment, are as follows:

Vaughan Nelson Emerging Markets Opportunities Fund

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund.

Shareholder Fees (fees paid directly from your investment)	Investor Class Shares	Institutional Class Shares
Maximum sales charge (load) imposed on purchases	None	None
Maximum deferred sales charge (load)	None	None
Wire fee	$20	$20
Overnight check delivery fee	$25	$25
Retirement account fees (annual maintenance fee)	$15	$15

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management fees	1.00%	1.00%
Distribution (Rule 12b-1) fees	0.25%	None
Other expenses (includes shareholder service fees of up to 0.15%)[1]	0.78%	0.78%
Total annual fund operating expenses	2.03%	1.78%
Fees waived and/or expenses reimbursed[2]	(0.43%)	(0.43%)
Total annual fund operating expenses after waiving fees and/or reimbursing expenses[1,2]	1.60%	1.35%

[1]	“Other Expenses” for Institutional Class shares have been restated to reflect current fees. “Other Expenses” for Investor Class shares have been estimated for the current fiscal year. Actual expenses may differ from estimates.
[2]	The Fund’s advisor has contractually agreed to waive its fees and/or pay for operating expenses of the Fund to ensure that total annual fund operating expenses (excluding any taxes, leverage interest, brokerage commissions, dividend and interest expenses on short sales, acquired fund fees and expenses (as determined in accordance with Form N-1A), expenses incurred in connection with any merger or reorganization, and extraordinary expenses such as litigation expenses) do not exceed 1.60% and 1.35% of the average daily net assets of the Investor Class shares and Institutional Class shares, respectively. This agreement is in effect until February 28, 2021, and it may be terminated before that date only by the Trust’s Board of Trustees. The Fund’s advisor is permitted to seek reimbursement from the Fund, subject to certain limitations, of fees waived or payments made to the Fund for a period ending three full fiscal years after the date of the waiver or payment. This reimbursement may be requested from the Fund if the reimbursement will not cause the Fund’s annual expense ratio to exceed the lesser of (a) the expense limitation in effect at the time such fees were waived or payments made, or (b) the expense limitation in effect at the time of the reimbursement.

Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds.

The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. The example reflects the Fund’s contractual fee waiver and/or expense reimbursement only for the term of the contractual fee waiver and/or expense reimbursement.

Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	One Year	Three Years	Five Years	Ten Years
Investor Class	$163	$595	$1,054	$2,324
Institutional Class	$137	$518	$924	$2,059

Vaughan Nelson International Small Cap Fund

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund.

	Investor Class Shares	Advisor Class Shares	Institutional Class Shares
Shareholder Fees (fees paid directly from your investment)
Maximum sales charge (load) imposed on purchases	None	None	None
Maximum deferred sales charge (load)	None	None	None
Wire fee	$20	$20	$20
Overnight check delivery fee	$25	$25	$25
Retirement account fees (annual maintenance fee)	$15	$15	$15

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management fees	0.90%	0.90%	0.90%
Distribution (Rule 12b-1) fees	0.25%	None	None
Other expenses (includes shareholder service fees of up to 0.15%)[1]	1.21%	1.36%	1.21%
Total annual fund operating expenses	2.36%	2.26%	2.11%
Fees waived and/or expenses reimbursed[2]	(0.96)%	(0.96)%	(0.96)%
Total annual fund operating expenses after waiving fees and/or reimbursing expenses[1,2]	1.40%	1.30%	1.15%

[1]	“Other Expenses” for Advisor Class shares and Institutional Class shares have been restated to reflect current fees. “Other Expenses” for Investor Class shares have been estimated for the current fiscal year. Actual expenses may differ from estimates.
[2]	The Fund’s advisor has contractually agreed to waive its fees and/or pay for operating expenses of the Fund to ensure that total annual fund operating expenses (excluding any taxes, leverage interest, brokerage commissions, dividend and interest expenses on short sales, acquired fund fees and expenses (as determined in accordance with Form N-1A), expenses incurred in connection with any merger or reorganization, and extraordinary expenses such as litigation expenses) do not exceed 1.40%, 1.30% and 1.15% of the average daily net assets of the Investor Class shares, Advisor Class shares and Institutional Class shares, respectively. This agreement is in effect until February 28, 2021, and it may be terminated before that date only by the Trust’s Board of Trustees. The Fund’s advisor is permitted to seek reimbursement from the Fund, subject to certain limitations, of fees waived or payments made to the Fund for a period ending three full fiscal years after the date of the waiver or payment. This reimbursement may be requested from the Fund if the reimbursement will not cause the Fund’s annual expense ratio to exceed the lesser of (a) the expense limitation in effect at the time such fees were waived or payments made, or (b) the expense limitation in effect at the time of the reimbursement.

Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds.

The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. The example reflects the Fund’s contractual fee waiver and/or expense reimbursement only for the term of the contractual fee waiver and/or expense reimbursement.

Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	One Year	Three Years	Five Years	Ten Years
Investor Class shares	$143	$645	$1,173	$2,623
Advisor Class shares	$132	$614	$1,122	$2,521
Institutional Class shares	$117	$568	$1,046	$2,365

Principal Investment Strategies – Vaughan Nelson Emerging Markets Opportunities Fund

2.	In light of the Fund’s change in primary benchmark to the MSCI Emerging Markets SMID Cap Index, please discuss the market cap in the Fund’s Principal Investment Strategies.

Response: The principal investment strategies have been revised as reflected below to note that under normal circumstances the Fund focuses on companies with small and medium capitalizations similar to the market capitalization range of the MSCI Emerging Markets SMID Cap Index.

While the Fund may invest~~s~~ in companies of any ~~all~~ market capitalization~~s~~, under normal circumstances, the Fund expects to focus on companies with small and medium capitalizations similar to the capitalization range of the MSCI Emerging Markets SMID Cap Index (the “Index”). As of October 31, 2019, the Index included companies with market capitalizations between $0.0 million and $10.0 billion.

Principal Investment Strategies – Both Funds

3.	The third paragraph discusses the Fund’s investment in American, European, and Global Depository Receipts. Please clarify whether these investments are part of the Fund’s 80% investment policy.

Response: The principal investment strategies for the Vaughan Nelson Emerging Markets Opportunities Fund has been revised as reflected below. Similar revisions have also been made to the principal investment strategies for the Vaughan Nelson International Small Cap Fund.

The Fund’s advisor uses a bottom-up approach, employing both fundamental research and quantitative tools, that seeks to identify companies with attractive valuations. The strategy invests in stocks that the Fund’s advisor believes are profitable, undervalued based on a range of valuation metrics, including price to book, price to earnings and price to cash flow, and exhibit low levels of leverage. The Fund’s investments in equity securities may include common stocks, preferred stocks, ~~and~~ convertible securities and American, European, and Global Depository Receipts (“ADRs,” “EDRs,” and “GDRs,” respectively). ADRs are receipts that represent interests in foreign securities held on deposit by U.S. banks. EDRs and GDRs have the same qualities as ADRs, except that they may be traded in several international trading markets. The Fund may also invest in exchange-traded funds (“ETFs”) that invest in portfolios of securities designed to track particular market segments or indices and whose shares are bought and sold on securities exchanges. The Fund generally will invest in securities of companies located in different countries and regions. From time to time, the Fund may have a significant portion of its assets invested in the securities of companies in one or a few countries or regions. ~~The Fund also may invest in American, European, and Global Depository Receipts (“ADRs,” “EDRs,” and “GDRs,” respectively), and exchange-traded funds (“ETFs”). ADRs are receipts that represent interests in foreign securities held on deposit by U.S. banks. EDRs and GDRs have the same qualities as ADRs, except that they may be traded in several international trading markets. ETFs are investment companies that invest in portfolios of securities designed to track particular market segments or indices and whose shares are bought and sold on securities exchanges.~~

4.	Please confirm whether the Fund investments in debt securities and if so, please add disclosure regarding the Fund’s credit and maturity guidelines.

Response: The Funds do not invest in debt securities as part of their principal investment strategies; therefore, no additional disclosure has been added.

5.	Please consider reordering the principal risks to list the most significant risks first.

Response: The Registrant has made the requested change.

MORE ABOUT THE FUNDS’ INVESTMENT OBJECTIVES, PRINCIPAL INVESTMENT STRATEGIES AND RISKS

Principal Investment Strategies and Principal Risks of Investing

6.	Apply all applicable comments from the summary section for the Funds to Item 9 of Form N-1A.

Response: The Registrant confirms that all applicable comments have been applied to this section of the Prospectus.

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If you have any questions or additional comments, please contact me at (626) 385-5777. Thank you.

Sincerely,

/s/ Diane J. Drake

Diane J. Drake

Secretary